June 1, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:	Larry Spirgel
Assistant Director

Re:	ATA Inc.
Form 20-F for the fiscal year ended March 31, 2011
Filed June 15, 2011
File No. 001-33910

Ladies and Gentlemen:

We refer to your letter dated May 8, 2012, setting forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) (the “Staff”) on the above-referenced Form 20-F.  As a supplement to our response letter dated May 24, 2012, ATA Inc. (the “Company”) hereby confirms that it is aware of and acknowledges the following:

•           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact me at (86-10) 6518-1122 ext. 5107 or David Roberts (86-10) 6563-4209 or Tom Hall (86-10) 6563-4202 of O’Melveny & Myers LLP.

Respectfully submitted,

/s/ Benson Tsang

Name:	Benson Tsang
Title:	Chief Financial Officer

cc:	David Roberts
Thomas Hall
O’Melveny & Myers LLP